Exhibit 99.1

Radware Reports First Quarter 2026 Financial Results

First Quarter 2026 Financial Results and Highlights

•	Revenue of $79.8 million, an increase of 11% year-over-year
•	Cloud ARR of $98 million, an increase of 23% year-over-year
•	Non-GAAP diluted EPS from continuing operations of $0.30; GAAP diluted EPS from continuing operations of $0.14
•	Cash flow provided by continuing operations of $19.9 million dollars

TEL AVIV, Israel, May 7, 2026 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the first quarter ended March 31, 2026.

“We delivered a strong start to 2026, marked by solid execution across the business and sustained double‑digit revenue growth,” said Roy Zisapel, president and CEO of Radware. “Growth in the quarter was led by our cloud security business supported by strong momentum in our new API Protection, while our on‑prem DDoS protection portfolio, led by DefensePro X, performed exceptionally well. We also saw outstanding execution in North America, reflecting the strength of our go‑to‑market strategy. These results demonstrate the progress we are making in executing our strategy as we scale our platform and capitalize on the growing opportunities in cloud and API security.”

Financial Highlights for the First Quarter 2026

Revenue for the first quarter of 2026 totaled $79.8 million:
•	Revenue in the Americas region was $38.4 million for the first quarter of 2026, an increase of 40% from $27.4 million in the first quarter of 2025.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $25.1 million for the first quarter of 2026, a decrease of 11% from $28.3 million in the first quarter of 2025.
•	Revenue in the Asia-Pacific (“APAC”) region was $16.3 million for the first quarter of 2026, the same as in the first quarter of 2025.

GAAP net income from continuing operations for the first quarter of 2026 was $6.1 million, or $0.14 per diluted share, compared to GAAP net income from continuing operations of $6.6 million, or $0.15 per diluted share, for the first quarter of 2025.

Non-GAAP net income from continuing operations for the first quarter of 2026 was $13.4 million, or $0.30 per diluted share, compared to non-GAAP net income from continuing operations of $13.6 million, or $0.31 per diluted share, for the first quarter of 2025.

The appreciation of the Israeli shekel against the U.S. dollar had an adverse impact on expenses during the first quarter. Excluding the effect of foreign exchange movements compared to last year, non-GAAP net income and non-GAAP diluted EPS would have been $15.6 million and $0.35 respectively, compared to non-GAAP net income of $13.6 million, or $0.31 per diluted share, for the first quarter of 2025.

As of March 31, 2026, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $433.8 million. Cash flow provided by continuing operations was $19.9 million in the first quarter of 2026.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

As announced last quarter, the results of our subsidiary, SkyHawk, have been classified as discontinued operations effective the first quarter of 2026 and are presented accordingly. As a result, all financial results discussed today relate solely to continuing operations. In connection with this change, the previously reported Hawks segment will no longer be presented separately. Comparative prior‑year figures have been adjusted to align with this presentation and ensure consistency.

Conference Call

Radware management will host a call today, May 7, 2026, at 8:30 a.m. ET to discuss its first quarter 2026 results and second quarter 2026 outlook. To participate in the call, please use the following the following link: Q1 2026 earnings call registration link.

A replay of the call will be available within approximately 24 hours of the live event on the Investors section of Radware’s website at: https://www.radware.com/ir/financial-reports/.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Any forward-looking statements made herein that are not statements of historical fact, including statements about Radware’s plans, objectives, expectations, beliefs, projections, future financial performance, business strategies, market opportunities, and developments in our industry, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “target,” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”

Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global market and economic conditions; our dependence on independent distributors; disruptions in our supply chain, including shortages of components or manufacturing capacity; our reliance on a limited number of vendors; our ability to attract, train and retain qualified personnel; intense competition in the cybersecurity and application delivery markets; our ability to develop new solutions and enhance existing solutions; risks related to defects, vulnerabilities or failures in our products or services, including cybersecurity incidents affecting our systems or those of our customers; risks associated with the use of artificial intelligence technologies, including evolving regulatory frameworks, litigation exposure and reputational considerations; risks related to our information technology systems, including failures, disruptions or security breaches; outages, interruptions, or delays in hosting or cloud-based services; risks related to the interoperability of our products; risks associated with our global operations; and geopolitical risks, including instability in the Middle East and Israel.

These factors are not exhaustive. For a more detailed description of the risks and uncertainties affecting Radware, please refer to Radware’s Annual Report on Form 20-F and other reports filed with or furnished to the Securities and Exchange Commission (SEC) from time to time.

Forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, Radware undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements. Radware’s public filings are available from the SEC’s website at www.sec.gov or on Radware’s website at www.radware.com.

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About Radware

 Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, API, and AI security solutions use AI-driven algorithms for precise, behavior-based, real-time protection against sophisticated web, application, and DDoS attacks, API abuse, business logic threats, and malicious bots. Radware delivers end-to-end API security, including discovery, posture management, testing, and runtime protection, along with advanced protection for AI agents and models. Enterprises and carriers worldwide rely on Radware to address evolving cyberthreats, protect their brands and business operations, and reduce costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on Facebook,  LinkedIn, Radware Blog, X, and YouTube.

©2026 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS

Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gina Sorice, ginaso@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	108,812	102,748
Marketable securities	15,550	15,900
Short-term bank deposits	127,447	129,961
Trade receivables, net	31,935	34,604
Other receivables and prepaid expenses	11,132	10,639
Inventories	13,130	13,220
Current assets held for sale	7,056	9,435
	315,062	316,507

Long-term investments
Marketable securities	72,006	71,398
Long-term bank deposits	110,004	131,922
Other assets	2,935	2,830
	184,945	206,150

Property and equipment, net	17,178	16,387
Goodwill and intangible assets, net	78,502	72,159
Other long-term assets	42,165	40,641
Operating lease right-of-use assets	14,999	15,456
Long-term assets held for sale	3,599	3,865
Total assets	656,450	671,165

Liabilities and equity

Current liabilities
Trade payables	6,499	7,231
Deferred revenues	121,506	111,917
Operating lease liabilities	4,817	4,862
Other payables and accrued expenses	63,312	67,948
Current liabilities held for sale	2,158	2,325
	198,292	194,283

Long-term liabilities
Deferred revenues	70,785	65,764
Operating lease liabilities	11,549	11,970
Other long-term liabilities	7,583	8,464
Long-term liabilities held for sale	20	-
	89,937	86,198

Equity
Radware Ltd. equity
Share capital	772	770
Additional paid-in capital	584,160	578,652
Accumulated other comprehensive income (loss)	(166)	1,393
Treasury stock, at cost	(407,599)	(377,561)
Retained earnings	149,651	146,107
Total Radware Ltd. shareholder's equity	326,818	349,361

Non–controlling interest	41,403	41,323

Total equity	368,221	390,684

Total liabilities and equity	656,450	671,165

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	79,813	72,022
Cost of revenues	15,112	13,562
Gross profit	64,701	58,460

Operating expenses, net:
Research and development, net	21,103	17,552
Selling and marketing	32,592	30,640
General and administrative	6,488	6,232
Total operating expenses, net	60,183	54,424

Operating income	4,518	4,036
Financial income, net	3,772	4,662
Income before taxes on income from continuing operations	8,290	8,698
Taxes on income	2,169	2,100
Net income from continuing operations	6,121	6,598
Loss from discontinued operations	(2,577)	(2,254)
Net income	3,544	4,344

Basic net income per share attributed to Radware Ltd.'s shareholders:
Continuing operations	0.14	0.15
Discontinued operations	(0.06)	(0.05)
Total basic net income per share attributed to Radware Ltd.'s shareholders	0.08	0.10

Weighted average number of shares used to compute basic net income per share	42,794,944	42,663,787

Diluted net income per share attributed to Radware Ltd.'s shareholders:
Continuing operations	0.14	0.15
Discontinued operations	(0.06)	(0.05)
Total diluted net income per share attributed to Radware Ltd.'s shareholders	0.08	0.10

Weighted average number of shares used to compute diluted net income per share	44,497,774	44,192,474

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
GAAP gross profit	64,701	58,460
Share-based compensation	166	120
Amortization of intangible assets	732	733
Non-GAAP gross profit	65,599	59,313

GAAP research and development, net	21,103	17,552
Share-based compensation	1,688	1,135
Non-GAAP research and development, net	19,415	16,417

GAAP selling and marketing	32,592	30,640
Share-based compensation	2,652	3,053
Non-GAAP selling and marketing	29,940	27,587

GAAP general and administrative	6,488	6,232
Share-based compensation	1,002	1,371
Acquisition costs	289	153
Non-GAAP general and administrative	5,197	4,708

GAAP total operating expenses, net	60,183	54,424
Share-based compensation	5,342	5,559
Acquisition costs	289	153
Non-GAAP total operating expenses, net	54,552	48,712

GAAP operating income	4,518	4,036
Share-based compensation	5,508	5,679
Amortization of intangible assets	732	733
Acquisition costs	289	153
Non-GAAP operating income	11,047	10,601

GAAP financial income, net	3,772	4,662
Exchange rate differences, net on balance sheet items included in financial income, net	774	509
Non-GAAP financial income, net	4,546	5,171

GAAP income before taxes on income from continuing operations	8,290	8,698
Share-based compensation	5,508	5,679
Amortization of intangible assets	732	733
Acquisition costs	289	153
Exchange rate differences, net on balance sheet items included in financial income, net	774	509
Non-GAAP income before taxes on income from continuing operations	15,593	15,772

GAAP taxes on income	2,169	2,100
Tax related adjustments	62	62
Non-GAAP taxes on income	2,231	2,162

GAAP net income from continuing operations	6,121	6,598
Share-based compensation	5,508	5,679
Amortization of intangible assets	732	733
Acquisition costs	289	153
Exchange rate differences, net on balance sheet items included in financial income, net	774	509
Tax related adjustments	(62)	(62)
Non-GAAP net income from continuing operations	13,362	13,610

Non-GAAP loss from discontinued operations	2,294	1,793

Non-GAAP net income	11,068	11,817

GAAP diluted net income per share from continuing operations	0.14	0.15
Share-based compensation	0.12	0.13
Amortization of intangible assets	0.01	0.02
Acquisition costs	0.01	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	0.02	0.01
Tax related adjustments	(0.00)	(0.00)
Non-GAAP diluted net earnings per share from continuing operations	0.30	0.31

Non-GAAP diluted net loss per share from discontinued operations	(0.05)	(0.04)

Non-GAAP diluted net earnings per share	0.25	0.27

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	44,497,774	44,192,474

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	3,544	4,344
Loss from discontinued operations activities	2,577	2,254
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,594	2,882
Share-based compensation	5,508	5,679
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	25	(161)
Decrease in accrued interest on bank deposits	(468)	(1,601)
Increase (decrease) in accrued severance pay, net	(287)	61
Decrease (increase) in trade receivables, net	2,669	(8,186)
Increase in other receivables and prepaid expenses and other long-term assets	(3,076)	(160)
Decrease in inventories	90	519
Decrease in trade payables	(732)	(1,840)
Increase in deferred revenues	14,610	17,732
Increase (decrease) in other payables and accrued expenses	(7,119)	3,281
Operating lease liabilities, net	(9)	(228)
Net cash provided by operating activities - continuing operations	19,926	24,576
Net cash used in operating activities - discontinued operations	(2,286)	(2,134)
Net cash provided by operating activities	17,640	22,442

Cash flows from investing activities:

Purchase of property and equipment	(2,653)	(1,111)
Proceeds from other long-term assets, net	16	109
Proceeds from (investment in) bank deposits, net	24,900	(27,112)
Investment in, redemption of and purchase of marketable securities, net	(798)	16,194
Acquisition of subsidiary, net of cash acquired	(5,938)	-
Proceeds from other deposits	-	5,000
Net cash provided by (used in) investing activities - continuing operations	15,527	(6,920)
Net cash provided by (used in) investing activities - discontinued operations	3,001	(1)
Net cash provided by (used in) investing activities	18,528	(6,921)

Cash flows from financing activities:

Proceeds from exercise of share options	3	1
Repurchase of shares	(29,392)	-
Net cash provided by (used in) financing activities - continuing operations	(29,389)	1
Net cash provided by financing activities - discontinued operations	-	3
Net cash provided by (used in) financing activities	(29,389)	4

Increase in cash and cash equivalents	6,779	15,525
Cash and cash equivalents at the beginning of the period	105,078	98,714
Cash and cash equivalents at the end of the period	111,857	114,239
Less cash and cash equivalents of discontinued operations	(3,045)	(741)
Cash and cash equivalents at the end of the period - continuing operations	108,812	113,498

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2026	2025
	(Unaudited)	(Unaudited)
GAAP net income for continuing operations	6,121	6,598
Exclude: Financial income, net	(3,772)	(4,662)
Exclude: Depreciation and amortization expense	2,594	2,882
Exclude: Taxes on income	2,169	2,100
EBITDA	7,112	6,918

Share-based compensation	5,508	5,679
Acquisition costs	289	153
Adjusted EBITDA for continuing operations	12,909	12,750

	For the three months ended
	March 31,
	2026	2025
Amortization of intangible assets	732	733
Depreciation	1,862	2,149
	2,594	2,882